SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), for itself and on behalf of the following subsidiaries: KLT Inc., Great Plains Power Incorporated ("GPP"), Innovative Energy Consultants Inc., KLT Telecom Inc., Great Plains Energy Services Incorporated, KLT Gas Inc., Apache Canyon Gas, L.L.C., Forest City, LLC, Home Service Solutions Inc., and Worry Free Service, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of October 1, 2004 through December 31, 2004 (except as otherwise noted), among companies in the GPE system, as identified in attachment A.

2.   Issue, renewal or guaranty:

Issue and renewal, as identified on Attachment A.

3.   Principal amount of each security:

See attachment A

4.   Rate of interest per annum of each security:

See attachment A

5.   Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6.   If renewal of security, give date of original issue:

As identified on Attachment A.

7.   Date of maturity of each security:

Various dates, as identified in attachment A.

8.   Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the GPE system, as identified in attachment A.

9.   Collateral given with each security:

None.

10.  Consideration received for each security:

The full principal amount of each borrowing.

11.  Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [X]

13.  If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.  If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Dated:  March 30, 2005.

Great Plains Energy Incorporated

/s/Lori A. Wright
Lori A. Wright
Controller

Attachment A
Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate***	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	note	10/21/04	$36,368	variable	N/A	Home Service Solutions Inc.
		10/31/04	$7,812	variable	N/A
		10/31/04	$2,495*	variable	N/A
		11/8/04	$65,000	variable	N/A
		11/22/04	$23,847	variable	N/A
		11/30/04	$28,138*	variable	N/A
		12/31/04	$24,054	variable	N/A
		12/31/04	$23,842*	variable	N/A

Kansas City Power & Light Company	demand open account	12/31/04	$1,251	variable	N/A	Home Service Solutions Inc.

Kansas City Power & Light Company	demand open account	10/31/04	$6,785	variable	N/A	Worry Free Service, Inc.
		11/30/04	$6,373	variable	N/A
		12/31/04	$7,521	variable	N/A
		12/31/04	$6,552*	variable	N/A

Great Plains Energy Incorporated	Note**	10/12/04	$550,000	variable	12/15/09	KLT Inc.
		10/31/04	$463*	variable	12/15/09
		11/16/04	$727,021	variable	12/15/09
		11/30/04	$6,938*	variable	12/15/09
		12/31/04	6,774*	variable	12/15/09

Great Plains Energy Incorporated	Note**	10/5/04	$400,000	variable	12/15/09	Great Plains Energy Services Incorporated
		10/6/04	$200,000	variable	12/15/09
		10/7/04	$700,000	variable	12/15/09
		10/8/04	$1,400,000	variable	12/15/09
		10/31/04	$980*	variable	12/15/09
		11/3/04	$500,000	variable	12/15/09
		11/30/04	$10,499*	variable	12/15/09
		12/3/04	$54,125	variable	12/15/09
		12/7/04	$150,000	variable	12/15/09
		12/31/04	$12,089*	variable	12/15/09

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate***	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	demand open account	10/12/04	$15,639	variable	N/A	Great Plains Power Incorporated
		10/19/04	$31,217	variable	N/A
		10/21/04	$103,603	variable	N/A
		10/29/04	$51	variable	N/A
		10/31/04	$530*	variable	N/A
		11/9/04	$100	variable	N/A
		11/15/04	$65,625	variable	N/A
		11/22/04	$38,697	variable	N/A
		11/30/04	$5,971*	variable	N/A
		12/3/04	$51	variable	N/A
		12/14/04	$18,682	variable	N/A
		12/16/04	$2,500	variable	N/A
		12/20/04	$34,414	variable	N/A
		12/21/04	$56,766	variable	N/A
		12/23/04	$2,524	variable	N/A
		12/17/04	$51	variable	N/A
		12/31/04	$6,015*	variable	N/A

Great Plains Energy Incorporated	demand open account	10/31/04	$1,426*	variable	N/A	Innovative Energy Consultants Inc.
		11/30/04	$14,985*	variable	N/A
		12/15/04	$37,900	variable	N/A
		12/29/04	$1,912,691	variable	N/A
		12/31/04	$13,406*	variable	N/A

KLT Inc.	demand open account	10/04/04	$60,000	8.25%	N/A	KLT Telecom Inc.
		10/31/04	$993,314*	8.25%	N/A
		11/30/04	$968,007*	8.25%	N/A
		12/03/04	$20,000	8.25%	N/A
		12/31/04	$1,007,477*	8.25%	N/A

KLT Gas Operating Company	demand open account	10/31/04	$9,617*	8.25%	N/A	KLT Gas Inc.
		11/30/04	$9,372*	8.25%	N/A
		12/31/04	$9,750*	8.25%	N/A
		12/31/04	$288,560	8.25%	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate***	Maturity Date	Associate company receiving funds

KLT Inc.	demand open account	12/23/04	$5,555,600	8.25%	N/A	Home Service Solutions Inc.

KLT Gas Inc.	demand open account	10/31/04	$84,732*	8.25%	N/A	Apache Canyon Gas, L.L.C.
		11/30/04	$82,573*	8.25%	N/A
		12/31/04	$85,904*	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/04	$4,173	8.25%	N/A	Forest City, LLC
		10/31/04	$25,150*	8.25%	N/A
		11/30/04	$7,132	8.25%	N/A
		11/30/04	$24,538*	8.25%	N/A
		12/31/04	$25,528*	8.25%	N/A

Far Gas Acquisitions Corporation	demand open account	10/31/04	$3,706*	8.25%	N/A	KLT Gas Inc.
		11/30/04	$3,612*	8.25%	N/A
		12/31/04	$14,910,934	8.25%	N/A
		12/31/04	$3,757*	8.25%	N/A

KLT Investments Inc.	demand open account	10/31/04	$47,046*	8.25%	N/A	KLT Inc.
		11/30/04	$45,848*	8.25%	N/A
		12/29/04	$33,554,600	8.25%	N/A
		12/31/04	$47,691*	8.25%	N/A

KLT Investments II Inc.	demand open account	10/31/04	$63,528*	8.25%	N/A	KLT Inc.
		11/31/04	$61,909*	8.25%	N/A
		12/29/04	$73,812	8.25%	N/A
		12/31/04	$64,400*	8.25%	N/A

Kansas City Power & Light Company	demand open account	10/31/04	$263*	variable	N/A	Great Plains Power Incorporated
		11/29/04	$78	variable	N/A
		11/30/04	$2,949*	variable	N/A
		12/31/04	$3,342*	variable	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

KLT Gas	demand open account	10/31/04	$662,870	8.25%	N/A	KLT Inc.
		11/30/04	$4,495*	8.25%	N/A
		12/20/04	$4,500,000	8.25%	N/A
		12/29/04	$27,619,677	8.25%	N/A
		12/31/04	$4,660	8.25%	N/A

KLT Energy Services	demand open account	11/30/04	$447	8.25%	N/A	KLT Inc.
		12/20/04	$31,600,000	8.25%	N/A
		12/31/04	$3*	8.25%	N/A

Home Service Solutions Inc.	demand open account	12/31/04	$339,861	8.25%	N/A	Worry Free Services Inc.

* Represents interest accrual

**  Maturity date reflects renewal of notes as of March 2005

***  Variable interest rate based on Great Plains Energy revolving credit facility or Kansas City Power & Light short-term borrowing rate, as applicable.